UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                       EXECUTONE INFORMATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    301607107
--------------------------------------------------------------------------------
                                 (CUSIP number)

Scott A. Kaniewski                            Robert H. Friedman, Esq.
Watermark Investments Limited, LLC            Olshan Grundmam Frome Rosenzweig
77 West Wacker Drive, Suite 4120                & Wolosky LLP
Chicago, Illinois 60601                       505 Park Avenue
(312) 920-1570                                New York, New York 10022
                                              (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                -----------------------------------
CUSIP No. 301607107                  13D          Page 2 of 7 Pages
-----------------------------                -----------------------------------


================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Watertone Holdings, L.P.
                         06-1453057
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               8,220,380(2)
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                     Not Applicable
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           8,220,380(2)
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                     Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         8,220,380(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            13.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Watertone Holdings LP ("Watertone") was issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock by the Issuer in exchange for Watertone's interest in Unistar Gaming Corp. These preferred shares were convertible into shares of the Issuer's common stock.
(2) 8,220,380 shares of common stock of the Issuer were issued to Watertone upon conversion of shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock it held.

-----------------------------                -----------------------------------
CUSIP No. 301607107                  13D          Page 3 of 7 Pages
-----------------------------                -----------------------------------


================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Watermark Investments Limited, LLC
                         65-0762460
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               8,220,380(2)
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                        8         SHARED VOTING POWER

                                           Not Applicable
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           8,220,380(2)
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         8,220,380(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            13.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         OO(3)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Watertone was issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock by the Issuer in exchange for Watertone's interest in Unistar Gaming Corp. These preferred shares were convertible into shares of the Issuer's common stock.
(2) Watermark Investments Limited, LLC ("Watermark") is the general partner of Watertone. Consequently, Watermark is deemed to beneficially own the 8,220,380 shares of the Issuer's common stock held by Watertone.
(3) Watermark is a Delaware limited liability Company.

-----------------------------                -----------------------------------
CUSIP No. 301607107                  13D          Page 4 of 7 Pages
-----------------------------                -----------------------------------


================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Robert A. Berman
                         ###-##-####
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States Citizen
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               8,220,380(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                        8         SHARED VOTING POWER

                                     Not Applicable
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           8,220,380(2)
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                         Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         8,220,380(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            13.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Watertone was issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock by the Issuer in exchange for Watertone's interest in Unistar Gaming Corp. These preferred shares were convertible into shares of the Issuer's common stock.
(2) Mr. Berman is the sole manager of Watermark, the general partner of Watertone. Consequently, Mr. Berman is deemed to beneficially own the 8,220,380 shares of the Issuer's common stock held by Watertone.

-----------------------------                -----------------------------------
CUSIP No. 301607107                  13D          Page 5 of 7 Pages
-----------------------------                -----------------------------------


Item 1.           SECURITY AND ISSUER

                  The title of the class of equity security to which this statement relates is the Common Stock of Executone Information Systems, Inc., a Virginia corporation ("Executone"). The principal executive office of Executone is located at 478 Wheelers Farms Road, Milford, CT 06460.


Item 2.           IDENTITY AND BACKGROUND

                  (a) This statement is being filed by Watertone Holdings LP, a Delaware limited partnership ("Watertone"), Watermark Investments Limited, LLC, a Delaware limited liability company ("Watermark") and Robert A. Berman. Watermark is the sole general partner of Watertone. Robert A. Berman is the sole manager of Watermark.

                  (b) Watertone has a business address at 77 West Wacker Drive, Suite 4120, Chicago, Illinois 60601. Watermark has a business address at 77 West Wacker Drive, Suite 4120, Chicago, Illinois 60601. Mr. Berman has a business address at 450 Park
Avenue, Suite 2603, New York, New York  10022.

                  (c) Watertone's principal business is investment holdings. Watermark's principal business is investment holdings.
Mr. Berman is the sole manager of Watermark.

                  (d) During the last five years, neither Watertone, Watermark nor Mr. Berman has been convicted in a criminal proceeding.

                  (e) During the last five years, neither Watertone, Watermark nor Mr. Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Watertone is a Delaware limited partnership. Watermark is a Delaware limited liability company. Mr. Berman is a citizen of the United States of America.


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On December 19 1995, Executone acquired 100% of the outstanding common stock of Unistar Gaming Corp. ("Unistar"). Executone issued shares of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock to Watertone in exchange for Watertone's interest in Unistar.

-----------------------------                -----------------------------------
CUSIP No. 301607107                  13D          Page 6 of 7 Pages
-----------------------------                -----------------------------------


Item 4.           PURPOSE OF TRANSACTION.

                  Watertone intends to hold the acquired shares of common stock for investment purposes and not to facilitate a possible acquisition of control of Executone. Notwithstanding the foregoing, however, depending on the pricing, availability of the common stock, future developments at and pertaining to Executone, other investment and business opportunities available to Watertone, and general economic conditions, Watertone may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of common stock or otherwise seek to obtain control of Executone. In addition, depending on the factors described above, Watertone also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Executone common stock.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, Watertone holds 8,220,380 shares of Executone common stock. Watermark and Robert Berman are both attributed beneficial ownership to the same 8,220,380 shares of Executone common stock. Such shares constitute 13.0% of the shares of Executone common stock outstanding as of the date hereof. As of the date hereof there were 63,187,165 shares of Executone common stock outstanding.

                  (b)  Robert   Berman,   as  the  sole  manager  of  Watermark,
Watertone's general partner, has sole power to vote and to dispose of all of the shares of Executone common stock referred to in paragraph (a) above.

                  (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Executone common stock recently acquired or disposed of by Watertone. Except as disclosed therein, Watertone has not acquired, within the past 60 days, any shares of Executone common stock.

                  (d) No person, other than Watertone, Watermark or Robert Berman, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Executone common stock that are the subject of this Schedule 13D.


Item 7.           EXHIBITS TO AMENDMENT NO. 3 TO SCHEDULE 13D.
                  --------------------------------------------

                  1. Joint Filing Agreement, dated as of April 9, 1999, by and among Watertone, Watermark and Robert Berman.

-----------------------------                -----------------------------------
CUSIP No. 301607107                  13D          Page 7 of 7 Pages
-----------------------------                -----------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 1999

                                              WATERTONE HOLDINGS LP

                                              By:  WATERMARK INVESTMENTS
                                                   LIMITED, LLC, its General
                                                   Partner



                                              By:  /S/ ROBERT BERMAN
                                                   -----------------------------
                                                     Robert Berman
                                                     Manager


                                              WATERMARK INVESTMENTS LIMITED,
                                              LLC


                                              By:   /S/ ROBERT BERMAN
                                                    ----------------------------
                                                      Robert Berman
                                                      Manager




                                              /S/ ROBERT BERMAN
                                              ----------------------------------
                                              Robert Berman, Individually

                             JOINT FILING AGREEMENT


                  Each of the  undersigned  hereby  agree that the  statement on
Schedule 13D with respect to the common stock of Executone Information Systems, Inc., dated April 9, 1999 is, and any amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

Dated: April 9, 1999


                                                 WATERTONE HOLDINGS LP

                                              By:WATERMARK INVESTMENTS
                                                 LIMITED, LLC, its General
                                                 Partner



                                              By:/S/ ROBERT BERMAN
                                                 -------------------------------
                                                     Robert Berman
                                                     Manager


                                              WATERMARK INVESTMENTS LIMITED,
                                              LLC


                                              By:/S/ ROBERT BERMAN
                                                 -------------------------------
                                                 Robert Berman
                                                 Manager




                                              /S/ ROBERT BERMAN
                                              ----------------------------------
                                              Robert Berman, Individually